SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

A.T. CROSS COMPANY
(Name of Issuer)

Class A Common Stock, $1.00 Par Value
(Title of class of securities)

227478104
(CUSIP number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[   ]           Rule 13d-1(c)
[X]           Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(A fee is not being paid with this statement.)

1)           Name of Reporting Person.                                                      Martha Boss Bennett

2)           Check the Appropriate box if a Member of a Group (See Instructions).

(a)           ☐
(b)           X

3)           SEC Use Only......................................

4)           Citizenship or Place of Organization.                                                                United States

Number of	(5)	Sole Voting Power: 4,658.
Shares Beneficially	(6)	Shared Voting Power: 831,000 (1,733,400 if Class B common
Owned By	stock beneficially owned is converted to Class A common stock)
Each Report-	(7)	Sole Dispositive Power: 4,658
ing Person                                     (8)      Shared Dispositive Power: 831,000 (1,733,400 if Class B
With                                            common stock beneficially owned is converted to Class A common
    Stock)

9)           Aggregate Amount Beneficially Owned by Each Reporting Person.   1,738,058 (assumes conversion of all outstanding Class B common stock to Class A common stock).

10)           Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).  Not Applicable.

11)           Percent of Class Represented by Amount in Row 9.  13.4% (based upon
11,133,557 Class A shares outstanding and assumes conversion of all outstanding Class B common stock to Class A common stock).

12)           Type of Reporting Person (See Instructions).  IN

Item 1(a).                Name of Issuer.
A.T. Cross Company.

Item 1(b).                Address of Issuer's Principal Executive Offices.
One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).                Name of Person Filing.
Martha Boss Bennett

Item 2(b).                Address of Principal Business Office.

One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).               Citizenship.
United States.

Item 2(d).               Title of Class of Securities.
Class A Common Stock, $1.00 Par Value.

Item 2(e).                CUSIP Number.
227478104

Item 3.                     Not applicable.

Item 4.                      Ownership.

(a)           Amount Beneficially Owned by Martha Boss Bennett.

4,658 shares of Class A Common Stock held directly by reporting person

831,000 shares of Class A Common Stock held in trust by the W. Russell Boss, Jr., Trust B dtd 12/27/67 for which the reporting person is co-trustee.

902,400 shares held in trust by the W. Russell Boss, Jr., Trust B dtd 12/27/67 for which the reporting person is co-trustee which may be acquired by conversion of Class B Common Stock.
(b)           Percent of Class.  The shares of Common Stock beneficially owned by Ms. Bennett represent 13.4% of the outstanding shares of common stock of the issuer (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock).

(c)           Number of shares of Common Stock as to which Ms. Bennett has:

(i)	sole power to vote or to direct the vote: 4,658.

(ii)	shared power to vote or to direct the vote: 831,000 (1,733,400 if all Class B shares are converted to Class A shares).

(iii)	sole power to dispose or to direct the disposition of: 4,658.

(iv)	shared power to dispose or to direct the disposition of: 831,000 (1,733,400 if all Class B shares are converted to Class A shares).

Item 5.                    Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not Applicable.

Exhibits

      Exhibit 24 - Power of Attorney

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 14, 2012	/s/ Tina Benik
Tina Benik, Attorney-in-Fact for Martha Boss Bennett

Exhibit 24

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints each of Margaret D. Farrell, Adam J. Gwaltney, Tina C. Benik and Mary Beth Schneider signing singly, the undersigned's true and lawful attorney-in-fact to:

    1.  Execute for and on behalf of the undersigned, individually in the undersigned’s capacity as an officer and/or a director, or other designated Section 16 person of A.T. Cross Company (the “Company”) and in the undersigned's capacity as a co-trustee for the W. Russell Boss, Jr. Trust b dtd 12/27/67 (the “Trust”), (A) Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and the rules thereunder, (B) Schedules 13G in accordance with Section 13(g) of the Exchange Act and the rules thereunder and (C) Schedules 13D in accordance with Section 13(d) of the Exchange Act and the rules thereunder;

    2.  Do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, 5, Schedules 13G and Schedules 13D, complete and execute any amendment or amendments thereto, and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

    3.  Take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorneys-in-fact, or such attorney-in fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.  The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file the forms or schedules referenced herein with respect to her or the Trust’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 8th day of February, 2012.

By:	/s/ Martha Boss Bennett
Martha Boss Bennett